Exhibit 11.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Offering Statement, as amended, of Landa App LLC on Form 1-A of our report dated April 29, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the combined financial statements of Landa App LLC in total and for each series of the Landa App Series Group (“Series”) (collectively the “Company”) as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and 2020 for Landa App LLC and for the year ended December 31, 2021 and for the period May 19, 2020 (inception) to December 31, 2020 for the Series, which report is included in this Annual Report on Form 1-A of Landa App LLC for the year ended December 31, 2021.

/s/ Marcum llp

Marcum llp

New York, NY

August 2, 2022